SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Acquisition of ethane and propane from Petrobras by Braskem and acquisition of hydrogen from Braskem by Petrobras.
Key terms and conditions	Agreement to purchase up to 580,000 tons of ethane equivalent, calculated using the technical indicators for converting ethane and propane, and purchase agreement for up to 58.4 million Nm³ of hydrogen.

Effective from January 1, 2021 to December 31, 2025.

The prices of ethane and propane will based on international price references. The price of hydrogen will be based on the natural gas price reference in the Brazilian market.

The agreement may be terminated under the following situations: (i) nonperformance of any condition of the agreement that has not been remedied within 30 days by the other party; (ii) transfer of rights and obligations of the agreement to contractors without consent; (iii) pledging of guarantees to third parties arising from the agreement; (iv) force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancellation of authorization granted by the government for the exercise of the activity; and (vii) adjudication of bankruptcy or court-supervised reorganization without the pledging of guarantees by the seller.
Date of execution of the agreement	December 22, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	Acquisition of ethane and propane based on international price references and sale of hydrogen based on the reference price of natural gas in the Brazilian market.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Acquisition by Braskem of petrochemical naphtha sold by Petrobras.
Key terms and conditions	Agreement for the sale by Petrobras of up to two (2) million tons of petrochemical naphtha per year, to be delivered to Braskem’s industrial unit in São Paulo, based on international price references.

Effective from December 23, 2020 to December 31, 2025.

The agreement may be terminated in the following situations: (i) nonperformance of any condition of the agreement that has not been remedied within 30 days by the other party; (ii) transfer of rights and obligations of the agreement to contractors without consent; (iii) offer of guarantees to third parties arising from the agreement; (iv) force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancellation of authorization granted by the government for the exercise of the activity; (vii) adjudication of bankruptcy or court-supervised reorganization without the pledging of guarantees by the seller.
Date of execution of the agreement	December 22, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	Involves the purchase of petrochemical naphtha based on international price references.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.